Tempo Offices, Unit B9, 431 Roberts Rd, Subiaco, Western Australia, 6008 Tel: + 618 9445 1006 Fax: + 618 9204 2383 Email: invest@missionnewenergy.com

14 February 2012

ASX ANNOUNCEMENT

Mission NewEnergy Reports Unaudited Revenue and Net

Profit After Tax For The Half Year Ended 31 December 2011

Mission NewEnergy Limited (Nasdaq:MNEL, ASX:MBT), a global provider of energy from renewable sources and one of the world’s largest Jatropha plantation companies, today announced its unaudited half yearly revenue of $20,3 million (31 December 2010: $5.7 million) and net profit after tax of $3.8 million (31 December 2010: Loss of $14.0 million) for the six months ended on 31 December 2011. The increase in revenue and profit between the reporting periods is primarily as a result of a gain (non cash) on settlement of the series one convertible notes during the most recent reporting period.

- Announcement ends -

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is a biodiesel producer and one of the world’s largest Jatropha plantation companies.

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

James Garton Head Corporate Finance, M&A Phone: + 1 (210) 841-5741 james@missionnewenergy.com